UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

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SEC File Number:  000-52315

CUSIP Number:  047438 205

NOTIFICATION OF LATE FILING

(Check one)           ___ Form 10-K       ___ Form 20-F     ___ Form 11-K
  X   Form 10-Q       ___ Form 10-D    ___ Form N-SAR      ___ Form N-CSR

For period ended  June 30, 2010

___ Transition Report on Form 10-K
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q
___ Transition Report on Form N-SAR
For the transition period ended ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant    AtheroNova Inc.

Former Name if Applicable     Trist Holdings, Inc.

Address of Principal Executive Office (Street and number)   2301 Dupont Drive, Suite 525

City, State and Zip Code        Irvine, CA 92612

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PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11–K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-Q for the fiscal quarter ended June 30, 2010 could not be filed within the prescribed time period due to difficulties finalizing operating results for the fiscal quarter ended June 30, 2010, which could not be eliminated without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Mark Selawski                                                              (949)                     476-1100
(Name)                                                           (Area Code)      (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   X   Yes  ___ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  X   Yes ___ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AtheroNova Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2010	By: /s/ Mark Selawski
Name:  Mark Selawski
Title:    Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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Part IV – Other Information

(3)           Explanation of Change

The Registrant anticipates that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q as the Registrant was a shell company during the corresponding period for the last fiscal year.  As previously disclosed the registrant has had difficulties finalizing operating results for the fiscal quarter ended June 30, 2010 which could not be eliminated without unreasonable effort or expense, and consequently is unable to disclose quantitative data at this time.

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